Exhibit 2A

STATE OF WYOMING

Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that

Sino American Oil Company

an entity originally organized under the laws of Nevada on October 31,2005, did on October 12, 2018 apply for a Certificate of Registration and filed Articles of Continuance in the office of the Secretary of State of State of Wyoming.

I further certify that Sino American Oil Company renounced its jurisdiction of formation and is now formed under the laws of the State of Wyoming in accordance with Wyoming statutes.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this 12th day of October, 2018.

/s/ Edward A. Buchanan Secretary of State By: Bailey Johnson